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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 29, 2004

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/ Mark Laurie
    -----------------------------
    Name   Mark Laurie
    Title: Company Secretary

Date: 29 July 2004

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

28 JULY 2004

                  SECOND QUARTER MINING AND EXPLORATION REPORT

(Quarterly report for the three months ended 30 June 2004. All dollar figures refer to US dollars. More detailed mining production and financial data is set out on the final page. This report should be read with the company's interim financial results for the six months ended 30 June 2004 also released today.)

OVERVIEW

PRODUCTION

      -     GOLD PRODUCTION FOR THE QUARTER WAS 165,073 OZ (112,336 OZ).

      -     MATERIAL MOVEMENTS WERE 10,251 KT (9,260KT).

COSTS

      -     TOTAL CASH COSTS $249/OZ ($346/OZ) AND GROSS CASH COSTS $337/OZ
            ($410/OZ).

REVENUE

      -     AVERAGE CASH GOLD PRICE OF $381/OZ REALISED ($404/0Z).

      - MARK-TO-MARKET VALUE OF THE HEDGE BOOK WAS NEGATIVE $166 MILLION AT THE END OF THE QUARTER (NEGATIVE $205 MILLION).

EXPLORATION AND DEVELOPMENT

      - IN-FILL DRILLING IN THE LIENETZ PIT CONFIRMING EXISTING ORE BODY MODELLING.

      - CONSTRUCTION OF 30MW GEOTHERMAL FACILITY ON SCHEDULE WITH ADDITIONAL CAPACITY BEING DEFINED.

      * BRACKETED NUMBERS REFLECT COMPARABLE FIGURES FOR THE PREVIOUS QUARTER.

MANAGING DIRECTOR'S REVIEW

A good quarter saw improvements in most operating parameters and yielded a strong production result. A site record was established for milled tonnes, while material movements and autoclave availability were also amongst the best results achieved by the operation to date. During the period, most items of the additional mining fleet were commissioned and the plant reliability programme, established in 2002 and expanded early in 2003, was substantially completed.

Efforts are now being directed towards improving maintenance planning and efficiency in all areas, returning gold recovery to not less than 90% by the end of the year, achieving further incremental increases in autoclave throughput and to increasing mining productivity gains made during the first half.

Unit costs continue to demand and receive attention. Geothermal power generation, maintenance efficiency improvements and continuing production increases remain critical.

Quarterly report to 30 June 2004

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Our continuing investigations to expand processing capacity by means of a flotation plant have progressed well, justifying progress to final feasibility stage. A decision on commitment to construction is anticipated in March 2005.

This quarter's results confirm the merits of our reliability and throughput improvement programmes and we continue on target to produce 600,000 ounces for the year. These programmes will also assist the company's profitability in the higher grade years from 2005, when transition from the Minifie to the Lienetz pit is complete.

/s/ Neil Swan
------------------------
NEIL SWAN
MANAGING DIRECTOR

OPERATIONS REVIEW

PRODUCTION

(i)   Mining

Total material movements of 10,251 kt was the second highest quarterly figure achieved by the company to date, reflecting the commissioning of some of the additional mining fleet during the quarter and improved productivity as a result of intensive operator training. The last of the new mining fleet is being commissioned in July. A new barge, referred to in the company's capital expenditure plan outlined in February, has been ordered to increase waste movements. The barge is due to be delivered in February 2005. Continuing emphasis on improvements to haul road construction and equipment reliability, availability and productivity is expected to yield further gains.

The stability of softer material on the western side of Lienetz, exacerbated by two months of above average rainfall, continued to restrict waste material movements in that area. Mine planning work is being undertaken to mitigate any effects.

(ii)  Processing

Gold production for the quarter was 165,073 oz, up on quarterly results achieved throughout 2003 and well above the first quarter of 2004 which was affected by both planned and unplanned shutdowns. Improvements in autoclave availability, autoclave throughput, grade and gold recovery all contributed to the result.

Installation of a by-pass to the CCD1 thickener was completed in June. This represented the last major engineering project from the plant reliability programme established in 2002 and expanded in 2003. Work to rebrick the vapour sections of all three autoclaves, required every five to seven years, is ongoing and being conducted in six phases. The first two phases were successfully completed in February and June, with a third due in late August. Remaining phases will be carried out in 2005. As foreshadowed, an additional thickener is under construction to help minimise any reduction in plant throughput which would otherwise be caused by clay-rich ores expected from the Lienetz deposit in 2005.

While improved, gold recovery remained low at 87.8%, affected primarily by the continued occurrence of fine gold adsorbed on clays and low carbon activity. The upgraded carbon regeneration kiln remains on track to be installed by October. Pilot-scale gravity concentration trials (using Knelson concentrators) for the capture of fine free gold have progressed successfully. Against these results, approval for installation of the Knelson

Quarterly report to 30 June 2004
concentrators has been given with commissioning scheduled for the second quarter of 2005. Capital expenditure of up to $5 million has been allowed for this project as previously forshadowed.

(iii) Development-geothermal

Construction of the 30MW geothermal power generation facility continues on schedule with commissioning expected in April 2005. Civil works for the turbine hall are substantially complete and have commenced on the turbine pedestals, cooling towers and on the electrical and steam annexes to the powerhouse. Steam field piping has begun to arrive on site and pipe support construction is under way. All three turbine generator units are scheduled for shipment in August.

HEALTH, SAFETY AND ENVIRONMENT

There were 4 Lost Time Incidents (LTIs) during the quarter giving a Lost Time Incident Frequency Rate (LTIFR) of 0.37 per 200,000 hours. (A Lost Lime Incident is when a person cannot return to normal work duties for the following shift). This compares with 4 LTIs and an LTIFR of 0.39 for the first quarter and a total of 9 with an LTIFR of 0.45 at the same time last year.

No reportable environmental incidents have occurred since the last quarter. In May, the company obtained international standard (ISO 14001) accreditation for its environment management system.

EXPLORATION

The resource and reserve development programme is continuing with in-fill drilling supplemented by geotechnical investigation work in the Lienetz deposit. Geothermal resource investigation drilling has commenced to better define Lihir's useful steam reserves and support the expansion of geothermal power capacity beyond the 36 megawatts secured to date.

Lienetz in-fill drilling

A total of 9 resource development holes were completed in Lienetz, representing 3476m. All holes targeted Lienetz in-fill requirements. All results received were at least in line with expectations, providing increased confidence.

Some drilling capacity has been deployed into investigation programmes around the outer perimeter of Lienetz to provide additional geotechnical information in response to the instability experienced in the area earlier in the year.

Geothermal resources

A geophysical investigation programme using magneto-telluric surveys was completed. In combination with existing geological and geothermal data, it has highlighted that areas to the north of the Kapit ore body, both inside and around the outer rim of the caldera, have the potential to further increase geothermal resources. A drilling programme to further investigate the findings and define the steam resource for power generation uses has commenced and is expected to be substantially complete by year end.

West Minifie

Two drill holes were completed investigating gold-in-soil anomalies to the west of the Minifie pit. The anomalies were defined by a wacker sampling program in 2002 that covered the entire western caldera area. No significant mineralised zones were defined from these two

Quarterly report to 30 June 2004

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recent drill holes. The best intercept returned was 6m @ 2.49gAu/t, with mineralisation associated with a brecciated, steep dipping, clay-altered shear zone. No further drilling is planned in this area. All anomalies in the west caldera area have now been closed out.

Exploration expenditure totalled $2.1 million during the quarter.

FINANCIAL

GOLD REVENUE

A cash realisation price of $381 per ounce was achieved, with the average spot gold price retreating from the previous quarter. The company delivered 23,257 ounces into hedge contracts during the period.

Realised revenues for the quarter and comparisons from the previous quarter and year were:

                                    SECOND QUARTER    FIRST QUARTER
                                         2004             2004         2003 YEAR
                                        ($/OZ)           ($/OZ)         ($/OZ)
                                    --------------    -------------    ---------
Cash sales                                381             404             364
Deferred hedging gains / losses*          (16)            (53)            (14)
                                    ---------         -------          ------
Total                                     365             351             350

Average spot price                        393             408             363

*Non cash

HEDGING

As in the previous quarter, the majority of the June quarter hedging contracts were rolled out to later years, with a small proportion (20%) delivered into. Again, no new hedges were entered into during the quarter. Hedge commitments represent 10% of reserves and 4.5% of resources. The hedge book profile at 30 June is shown in the following table:

                       FORWARDS           PUT OPTIONS BOUGHT      CALL OPTIONS SOLD
                   OUNCES      PRICE      OUNCES      PRICE       OUNCES     PRICE
                 ---------    --------    -------    --------    -------    --------
  Q3 2004           44,757    $ 325.59      5,000    $ 335.00      5,000    $ 365.00
  Q4 2004           49,700    $ 326.08      5,000    $ 335.00      5,000    $ 365.00

                 ---------    --------    -------    --------    -------    --------
TOTAL 2004          94,457    $ 325.85     10,000    $ 335.00     10,000    $ 365.00
                 ---------    --------    -------    --------    -------    --------

   2005            338,210    $ 332.74     95,000    $ 320.39     95,000    $ 326.71
   2006            324,975    $ 328.61     39,000    $ 325.26     39,000    $ 336.74
   2007            330,000    $ 323.76     96,000    $ 319.17     96,000    $ 319.08
   2008            375,475    $ 331.96     40,000    $ 335.00     20,000    $ 365.00
   2009            243,185    $ 350.76          0    $   0.00          0    $   0.00
   2010             10,000    $ 327.00          0    $   0.00          0    $   0.00

                 ---------                -------                -------
 TOTAL OUNCES    1,716,302                280,000                260,000
                 ---------    --------    -------    --------    -------    --------
AVERAGE HEDGE                 $ 332.20               $ 323.26               $ 329.82
   PRICE/OZ
                              ========               ========               ========

*All hedges are US dollar denominated

Quarterly report to 30 June 2004
Page 4 of 7

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The mark-to-market value at 30 June 2004 was negative $166.4 million, based on a spot price of $395.80 per ounce. This compares with a value of negative $205.3 million at a spot price of $423.70 per ounce at the end of the previous quarter.

COSTS

Unit costs improved markedly for the quarter with substantially increased production. However, costs remain relatively high due to higher maintenance costs, continued high fuel costs, and on-costs associated with projects including construction of the geothermal facility, assembly and commissioning of mining equipment and autoclave rebricking.

Deferred mining costs increased considerably with increased waste stripping from Lienetz resulting from deployment of additional mining equipment during the quarter.

CASH COSTS PER OUNCE OF
     GOLD PRODUCED                        SECOND       FIRST QUARTER
(GOLD INSTITUTE STANDARD)              QUARTER 2004        2004         2003 YEAR
-------------------------              ------------    -------------    ---------
GROSS OPERATING COSTS        US$/OZ             336              416          335
-  Exploration                                  (12)             (10)         (18)
-  Other corporate costs                          4               (6)          (7)
                                       ------------    -------------    ---------
DIRECT MINING EXPENSES*                         328              400          310
-  Deferred mining costs                        (97)             (39)          (1)
-  Refining costs*                                1                2            1
-  Inventory adjustment                           9              (25)         (17)
                                       ------------    -------------    ---------
CASH OPERATING COSTS                            241              338          293
-  Royalties*                                     8                8            8
                                       ------------    -------------    ---------
TOTAL CASH COST                                 249              346          301
                                       ------------    -------------    ---------

* Denotes components of Gross Cash Costs (US$337/oz)

OUTLOOK

Lihir Gold is continuing to target production of 600,000 ounces for the 2004 year despite the loss in the first quarter associated with the oxygen plant failure. Production is expected to be below 150,000 ounces in the third quarter as a result of lower grades and a further scheduled autoclave re-bricking. However, anticipated increases in grade, gold recovery and autoclave throughput in the final quarter are expected to enable achievement of this full year result.

Work exploring a material expansion of processing capacity by means of a flotation plant has progressed satisfactorily. Capital costs have been broadly defined at acceptable levels, the availability of suitable ore feed has been verified and gold recovery rates confirmed across the range of forecast ore feeds. Lihir Gold's Board has approved expenditure of $3 million for the final study stage, involving final definition of the plant's capacity, finalisation of engineering design and further metallurgical work to maximise recovery. A decision on commitment to construction is expected to be made in March 2005. In the event the expansion is to proceed, commissioning would likely occur in the first quarter of 2007.

Quarterly report to 30 June 2004

Page 5 of 7

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FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:

Mark Laurie
Manager - Corporate & Investor Relations
Tel: +61 7 3229 5483 or +675 986 5576
Fax: +675 986 4018
Email: mark.laurie@lihir.com.pg
Website: www.lihir.com.pg

SHAREHOLDER ENQUIRIES:

Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen street
Brisbane
Queensland  4000
Tel: 1300552270 or +61 3 9615 5970
Fax: +61 7 3229 9860
Website: www.computershare.com
E-mail: john.lawlor@computershare.com.au

ADR DEPOSITORY:

The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel: +1 212 815 8161
Fax: +1 212 571 3050
Website: www.adrbny.com

WEBSITE
www.lihir.com.pg

PRINCIPAL OFFICE

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

STOCK EXCHANGE LISTINGS

Australian Stock Exchange (LHG)
Nasdaq National Market (LIHRY)
Port Moresby Stock Exchange (LHG)

ISSUED CAPITAL

The current ordinary issued capital of the company is 1,284,224,710 ordinary shares an 11,527,405 B class chares

DIRECTORS

Ross Garnaut - Chairman
Neil Swan - Managing Director
John O'Reilly
Geoff Loudon
Peter Cassidy

COMPANY SECRETARY
Mark Laurie

FORWARD LOOKING STATEMENTS

This release contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.

Quarterly report to 30 June 2004

Page 6 of 7

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PRODUCTION AND FINANCIAL DATA

                                       Second     First     First     First
                                       Quarter   Quarter    Half      Half
                                        2004      2004      2004      2003     Q2: Q1   H1/04:H1/03
                                       -------   -------   -------   -------   ------   -----------
MINE
Ore mined                       Kt       2,232     3,162     5,394     5,417    -29.4%         -0.4%

Material moved                  Kt      10,251     9,260    19,511    17,536    +10.7%        +11.3%

PROCESSING
Ore milled                      Kt       1,108       807     1,915     1,857    +37.3%         +3.1%

Grade                         g Au/t      5.27      5.19      5.21      4.79     +1.5%         +8.8%

Recovery                        %         87.8      86.3      86.8      90.2     +1.7%         -3.8%

Gold poured                     Oz     165,073   112,336   277,409   259,190    +46.9%         +7.0%

REVENUE/COSTS
Gold Sold                       Oz     171,570   110,829   282,399   282,841    +54.8%         -0.2%

Average cash price received    $/oz        381       404       390       347     -5.7%        +12.4%

Average price received         $/oz        365       351       360       341     -4.0%         +5.6%
including deferred
hedging gains / costs

Gross cash cost                $/oz        337       410       367       332    -17.8%        +10.5%

-  deferred mining costs                   (97)      (39)      (73)       17
-  inventory adjustments                     9       (25)       (5)      (33)

Total cash costs               $/oz        249       346       289       316    -28.0%         -8.5%
Depreciation & amortisation                 50        63        56        54    -20.6%         +3.7%
Depreciation allocated to                    1       (18)       (7)        -
inventories
Total production costs         $/oz        300       391       338       370    -23.3%         -8.6%

Quarterly report to 30 June 2004

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